                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                      (AMENDMENT NO. 10 - FINAL AMENDMENT)


                   LABORATORY CORPORATION OF AMERICA HOLDINGS
                  ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   50540R 10 2
                  ---------------------------------------------
                                 (CUSIP Number)


                        (CONTINUED ON FOLLOWING PAGE(S))

                                       13G
CUSIP NO.  50540R 10 2                                             Page 2 of 6
----------------------                                             -----------

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    NATIONAL HEALTH CARE GROUP, INC.
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                     (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
------------------------------------------------------------------------------
                5. SOLE VOTING POWER

                   -0-
   NUMBER      ---------------------------------------------------------------
 OF SHARES      6. SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         -0-
   EACH        ---------------------------------------------------------------
 REPORTING      7. SOLE DISPOSITIVE POWER
PERSON WITH
                   -0-
               ---------------------------------------------------------------
                8. SHARED DISPOSITIVE POWER

                   -0-
------------------------------------------------------------------------------
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    CO
------------------------------------------------------------------------------

                                       13G
CUSIP NO.  50540R 10 2                                             Page 3 of 6
----------------------                                             -----------

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MAFCO HOLDINGS INC.
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                     (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3. SEC USE ONLY

------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OR ORGANIZATION

    DELAWARE
------------------------------------------------------------------------------
                  5. SOLE VOTING POWER

                     -0-
   NUMBER        -------------------------------------------------------------
 OF SHARES        6. SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           -0-
   EACH          -------------------------------------------------------------
 REPORTING        7. SOLE DISPOSITIVE POWER
PERSON WITH
                     -0-
                 -------------------------------------------------------------
                  8. SHARED DISPOSITIVE POWER

                    -0-
------------------------------------------------------------------------------
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    CO
------------------------------------------------------------------------------

                                       13G
CUSIP NO.  50540R 10 2                                            Page 4 of 6


Item 1(a):    Name of Issuer.

              LABORATORY CORPORATION OF AMERICA HOLDINGS (the
              "Company")

Item 1(b):    Address of Issuer's Principal Executive Offices.

              358 South Main Street
              Burlington, North Carolina  27215

Item 2(a):    Name of Persons Filing.

              National Health Care Group, Inc. ("National Health") is an indirect wholly-owned subsidiary of Mafco Holdings Inc. ("Mafco"). All of the capital stock of Mafco is owned by Ronald O. Perelman.

Item 2(b):    Address of Principal Business Office.

              The principal business offices of National Health are located at 35 East 62nd Street, New York, New York 10021. The principal business offices of Mafco are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):    Citizenship.

              National Health and Mafco each are Delaware corporations.

Item 2(d):    Title of Class of Securities.

              Common Stock, par value $.01 per share (the "Shares").

Item 2(e):    CUSIP Number.

              50540R 10 2

Item 3:       Not Applicable

                                       13G
CUSIP NO.  50540R 10 2                                             Page 5 of 6


Item 4:    Ownership.

           National Health owns no Shares as of December 31, 1999.

           National Health owns warrants to purchase 3,290,421 Shares at $22.00 (subject to adjustment). Such warrants are exercisable on April 28, 2000.

Item 5:    Owner of Five Percent or Less of a Class.

           As of December 31, 1999, the reporting persons have ceased to be the beneficial owners of more then five percent (5%) of the Shares.

Item 6:    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable

Item 8:    Identification and Classification of Members of the Group.

           Not Applicable

Item 9:    Notice of Dissolution of Group.

           Not Applicable

Item 10:   Certification.

           Not Applicable

                                       13G
CUSIP NO.  50540R 10 2                                            Page 6 of 6

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2000


                                              NATIONAL HEALTH CARE GROUP, INC.


                                              By: /s/ Glenn P. Dickes
                                                  -------------------------
                                                  Name:  Glenn P. Dickes
                                                  Title: Vice President





                                              MAFCO HOLDINGS INC.


                                              By: /s/ Glenn P. Dickes
                                                  -------------------------
                                                  Name:  Glenn P. Dickes
                                                  Title: Senior Vice President